Filed pursuant to Rule 433 / March 7, 2007
Registration Statement No. 333-131266

Structured Investments
Opportunities in Interest Rates

March 2007

Senior Floating Rate Notes due 2008
Global Medium Term Notes, Series F

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

F I N A L T E R M S
Issuer:	Morgan Stanley
Aggregate Principal Amount:	$150,000,000. We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.
Stated Principal Amount:	$1,000
Issue Price:	100%
Pricing Date:	March 7, 2007
Original Issue Date:	March 14, 2007
Interest Accrual Date:	March 14, 2007
Maturity Date:	March 14, 2008
Interest Rate:	Reference Rate + Spread; subject to the Minimum Interest Rate
Reference rate:	1 Year CMT
Spread:	0.51%
10 year CMT:	The “CMT Rate” as determined by reference to Bloomberg page “H15T1Y <Index>”, which page shall replace all references in the base prospectus to Designated CMT Telerate Pages 7051 and 7052 and with a “Designated CMT Maturity Index” of 1 years.
Minimum Interest Rate:	0.00%
Maximum Interest Rate:	N/A
Interest Payment Period:	Monthly
Interest Payment Dates:	The 14th day of each calendar month over the term of the Notes commencing April 14, 2007; provided that if any such day is not a Business Day, that interest payment will be made on the next succeeding Business Day but no adjustment will be made to the Interest Payment Period or to any interest payment made on any succeeding Business Day.
Interest Reset Dates:	The 14th day of each calendar month beginning April 14, 2007.
Interest Determination Dates:	Two Business Days prior to each Interest Reset Date.
Initial Interest Rate:	To be determined on the second Business Day immediately preceding the Original Issue Date.
Initial Interest Reset Date:	Original Issue Date
Day-Count Convention:	30/360
Redemption:	N/A
Redemption Percentage at Redemption Date:	N/A
Redemption Dates:	N/A
Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation Agent:	The Bank of New York
Denominations:	$1,000 / $1,000
Payment Currency:	USD
CUSIP:	61745EUL3
Book-Entry or Certificated Note:	Book-entry
Business Day:	New York
Proceeds to Company:	100.00%
Agent’s Commissions:	0.00%
Agent:	Morgan Stanley & Co. Incorporated
Listing:	None
Senior note or subordinated note:	Senior

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free (866) 477-4776.

You may access these documents on the SEC web site at www.sec.gov as follows:
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

Senior Floating Rate Notes due 2008

Risk Factors

The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the Notes.

■	The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the Notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the Notes.

■	The inclusion of commissions and/or projected profit from hedging in the Original Issue Price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Notes in secondary market transactions will likely be lower than the Original Issue Price, since the Original Issue Price included, and secondary market prices are likely to exclude, commissions paid with respect to the Notes (if any), as well as the projected profit included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Tax Considerations

The Notes will be treated as variable rate debt instruments for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation - Tax Consequences to U.S. Holders Notes Floating Rate Notes”.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation - Tax Consequences to Non-U.S. Holders”. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the Notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the Notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

March 2007	Page 2

Senior Floating Rate Notes due 2008

Historical Information

The following graph sets forth the 1 year CMT rate for the period from January 1, 2002 to March 6, 2007. The historical performance of 1 year CMT should not be taken as an indication of future performance over the term of the Notes. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

March 2007	Page 3